SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------


                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 1)

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                            J&L SPECIALTY STEEL, INC.
                            (Name of Subject Company)

                            J&L SPECIALTY STEEL, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   466046 10 9
                      (CUSIP Number of Class of Securities)

                                 KIRK F. VINCENT
              EXECUTIVE VICE PRESIDENT, FINANCE AND ADMINISTRATION
                           AND CHIEF FINANCIAL OFFICER
                            J&L SPECIALTY STEEL, INC.
                       ONE PPG PLACE, 18TH FLOOR, BOX 3373
                       PITTSBURGH, PENNSYLVANIA 15230-3373
                                 (412) 338-1600
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 with a copy to:

                             JANICE C. HARTMAN, ESQ.
                           KIRKPATRICK & LOCKHART LLP
                              1500 OLIVER BUILDING
                         PITTSBURGH, PENNSYLVANIA 15222
                                 (412) 355-6500



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      J&L Specialty Steel,  Inc., a Pennsylvania  corporation  (the  "Company"), hereby amends its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on November 12, 1998 (the "Schedule 14D-9"), with respect to the tender offer by Ice Acquisition Corp., a Pennsylvania corporation and a wholly owned subsidiary of Usinor, a societe anonyme organized under the laws of the Republic of France ("Parent"), to purchase all outstanding shares of the Company's common stock, par value $0.01 per share (the "Shares"), other than Shares owned by Parent or its subsidiaries, at a price of $6.375 per Share, net to the seller in cash. Capitalized terms used but not defined herein have the meanings assigned thereto in the Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

      The first two paragraphs of Item 4(a) of the Schedule 14D-9 are hereby amended and restated as follows:

      (a)   Recommendation of the Board of Directors

      On November 5, 1998, the Special Committee, by the unanimous vote of both of its members, determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of the Company and the shareholders of the Company other than Parent and its subsidiaries, approved the Merger Agreement and the Transactions and voted to recommend that the Board approve the Merger Agreement and the Transactions.

      On November 5, 1998, the Board, based in part on the unanimous recommendation of the Special Committee, by the unanimous vote of all directors present, determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of the Company and the shareholders of the Company other than Parent and its subsidiaries, and approved the Merger Agreement and the Transactions. In addition, the Board, by the unanimous vote of all directors present, recommended that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer and, if necessary, approve and adopt the Merger Agreement and approve the Merger. Messrs. Mer and Le Page were not present at this Board meeting.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 2, 1998
                                       J&L Specialty Steel, Inc.


                                       By:/S/ EUGENE A. SALVADORE
                                          ------------------------------
                                          Eugene A. Salvadore
                                          President and Chief Executive Officer